SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)
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                              PACIFIC ETHANOL, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   69423U 10 7
                                 --------------
                                 (CUSIP Number)

                                DECEMBER 31, 2005
             -------------------------------------------------------
             (Date of event which requires filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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                                                                     Page 2 of 5
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Crestview Capital Master, LLC
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|
                                                       (b) |_|
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION:
    Delaware
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    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         1,546,700 (See Item 4)
 EACH REPORTING PERSON    ------------------------------------------------------
          WITH            6.   SHARED VOTING POWER (See Item 4)
                          ------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER 1,546,700 (See Item 4)
                          ------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER (See Item 4)
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,546,700
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.4%
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12. TYPE OF REPORTING PERSON: OO
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Item 1(a).  Name of Issuer.
            Pacific Ethanol, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            5711 N. West Avenue
            Fresno, CA 93711

Item 2(a).  Name of Person Filing.
            Crestview Capital Master, LLC

Item 2(b). Address of Principal Business Office, or if none, Residence. 95 Revere Drive, Suite A
            Northbrook, IL 60062

Item 2(c).  Citizenship.
            Delaware

Item 2(d).  Title of Class of Securities.
            Common Stock, $0.001 par value ("Common Stock")

Item 2(e).  CUSIP Number.
            69423U 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
            Not applicable.

Item 4.     Ownership.

      The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. The Reporting Person beneficially owns 1,546,700 shares of Common Stock or 5.4% of the issued and outstanding Common Stock of the Issuer (based on 28,667,185 issued and outstanding shares of Common Stock as reported in the Company's Schedule 14A filed on November 30, 2005).

      In addition, the Reporting Person owns common stock purchase warrants granting rights to purchase up to 624,000 shares of Common Stock. However, these warrants contain a contractual provision blocking their exercise when the Reporting Person owns more than 4.99% of the issued and outstanding Common Stock of the Issuer. Because the Reporting Person owns 5.4% of the issued and outstanding Common Stock, the warrants are not currently exercisable and have not been included in the number of shares beneficially owned by the Reporting Person or the number of issued and outstanding shares of Common Stock of the Issuer.

      Crestview Capital Partners, LLC controls Crestview Capital Master, LLC. The power to vote or dispose of the shares beneficially owned by Crestview Capital Master, LLC is shared by Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom disclaim beneficial ownership of the shares of Common Stock beneficially owned by Crestview Capital Master, LLC. For purposes of this statement, the Reporting Person is reporting that:

      (i) The aggregate amount of Common Stock beneficially owned by the Reporting Person is 1,546,700 shares.

      (ii) The aggregate percentage of the Common Stock beneficially owned by the Reporting Person is approximately 5.4%.

      (iii) The aggregate number of shares of Common Stock which the Reporting Person has sole power to vote or direct the vote of is 1,546,700.

      (iv) The aggregate number of shares of Common Stock which the Reporting Person has sole power to dispose or to direct the disposition of is 1,546,700.

Item 5.     Ownership of Five Percent or Less of a Class.
            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            Not applicable.

Item 9.     Notice of Dissolution of Group.
            Not applicable.

Item 10.    Certification.
            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:   February 16, 2006

                                        CRESTVIEW CAPITAL MASTER, LLC

                                        By: /s/ Daniel Warsh
                                            ------------------
                                            Name: Daniel Warsh
                                            Title: Member